Exhibit 99.1

Form 51–102F3

MATERIAL CHANGE REPORT

Item 1.   Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)

500 - 10355 Jasper Avenue

Edmonton, Alberta T5J 1Y6

Item 2.   Date of Material Change

June 26, 2020

Item 3.   News Release

A news release announcing the material change referred to in this report was disseminated by Aurora on June 29, 2020 and filed on SEDAR under Aurora’s profile on the same date.

Item 4.   Summary of Material Change

The Company announced that Co-Founder Terry Booth has retired from his role as Director of the Company, effective June 26, 2020.

Item 5.   Full Description of Material Change

5.1	Full Description of Material Change

The Company announced that Co-Founder Terry Booth has retired from his role as Director of the Company, effective June 26, 2020. Mr. Booth was the Chief Executive Officer of Aurora from December 2014 through February 2020 and served on Aurora’s Board of Directors since December 2014.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.   Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7.   Omitted Information

None.

Item 8.   Executive Officers

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Michael Singer, Executive Chairman and Interim CEO
Telephone: 1-855-279-4652

Item 9.   Date of Report

June 30, 2020